UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL AGREED ON COVENANT HOLIDAYS ON A 1-BILLION-DOLLAR SYNDICATED LOAN

Moscow, Russia – November 25, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces reaching agreement on covenant holidays on its USD 1 billion syndicated facility until the end of 2014.
The agreement was signed on behalf of a syndicate of leading international banks, including ING Bank N.V., Societe Generale, UniCredit, Commerzbank
Aktiengesellschaft, Raiffeissen Bank International AG, VTB, Caterpillar
Financial Services Corporation, ICBC (London) plc.

The borrowers under the agreement are Mechel’s main mining division enterprises
—Yakutugol Holding Company OAO and Southern Kuzbass Coal Company OAO.

The process was coordinated by ING Bank N.V., Societe Generale, and VTB Capital.
“Obtaining covenant holidays from the pool of international lenders in such difficult market circumstances and in a short period of time is a major milestone in our debt refinancing process and a clear acknowledgement by leading financial institutions of our successful efforts aimed at asset restructuring.
We are witnessing significant progress in negotiations with our international creditors on the finalization of our debt optimisation discussions, and we hope to also reach agreements with other lenders in the upcoming weeks for the finalization of the financial covenant holidays” said Mechel’s CFO Stanislav
Ploschenko.

***
Mechel OAO
Ekaterina Videman
Tel: +7 495 221-88-88
Ekaterina.Videman@mechel.com

***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 25, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO